SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Nick Prettejohn - iii


3. Name of person discharging managerial responsibilities/director

 Nick Prettejohn


 4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Claire Prettejohn - wife of Nicholas Prettejohn


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of persons referred to in section 3& 4


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each in Prudential plc

Ordinary shares of 50p each in Egg plc


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Claire Prettejohn (shares held in own name)


8 State the nature of the transaction

Nick Prettejohn - 69 Prudential plc shares acquired on acceptance of Offer by Prudential plc for 312 shares in Egg plc (shares held by Claire Prettejohn). (Egg shareholders are entitled to receive 0.2237 new Prudential shares for every 1 Egg share held)


 9. Number of shares, debentures or financial instruments relating to shares acquired

Nick Prettejohn - 69 ordinary shares of Prudential plc (shares held by Claire Prettejohn)


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

 Nick Prettejohn - less than 0.000003%


11. Number of shares, debentures or financial instruments relating to shares disposed

Nick Prettejohn - 312 ordinary shares of Egg plc (shares were held by Claire Prettejohn)


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nick Prettejohn - less than 0.00004% (shares were held by Claire Prettejohn)


13. Price per share or value of transaction

See Section 8


14. Date and place of transaction

16 February 2006, London


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Nick Prettejohn - 2,570 ordinary shares of Prudential plc, less than 0.0002 %

0 ordinary shares of Egg plc


16. Date issuer informed of transaction

16 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A


18. Period during which or date on which it can be exercised

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved (class and number)

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A


 22. Total number of shares or debentures over which options held following notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027


Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805


Date of notification

16 February 2006


Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America



END


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 February, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary